14 Lafayette Square, Suite 1405

Buffalo, NY 14203

(716) 853-0802

November 21, 2023

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

RE:	Rand Capital Corporation (the “Registrant”) Annual Report filed on Form 10-K for the Fiscal Year Ended December 31, 2022

Dear Mr. Burak:

On behalf of the Registrant, this letter is to respond to the comments provided by telephone to the Registrant on October 2, 2023 related to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”). The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as we understand them, and the Registrant’s responses are as follows:

1.	Staff Comment: Item 7A. Quantitative and Qualitative Disclosure on Market Risk: The Registrant’s disclosure under Item 7A of the Annual Report does not fully comply with the requirements of Item 305 of Regulation S-K, which requires the Registrant to provide disclosure regarding sensitivities to external market factors with respect to its fixed income securities and changes to interest rates. The Staff requests that the Registrant revise its future annual reports on Form 10-K to include enhanced disclosure as required by Item 305 of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment, and, on a go forward basis, will adjust its presentation to provide enhanced disclosures to comply with the requirements of Item 305 of Regulation S-K in its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.

2.	Staff Comment: - Regulated Investment Company (RIC) Diversification Test: Please explain whether the Registrant satisfied the 50% RIC diversification test as of December 31, 2022, particularly in light of the holdings included within the portfolio. In connection therewith, did the Registrant consider those assets that exceed the 5% testing threshold?

Response: The Registrant completes a detailed analysis of its portfolio on a quarterly basis to validate its compliance with the RIC diversification test requirements. Section 851(d)(1) of the Internal Revenue Code of 1986 provides that if a RIC meets the asset test as specified in Section (d)(1) (the “Asset Test”) for a particular quarter and then subsequently falls out of compliance in a future quarter because of a change in value of its investments, the RIC will still be in compliance with the Asset Test for future quarters unless the reason for the noncompliance, in whole or in part, was due to the acquisition of a security or other property by the RIC that results in noncompliance immediately after the acquisition. The Registrant had four portfolio company investments that exceeded the 5% threshold at December 31, 2022, but each are qualifying assets and satisfied the Asset Test, as none exceeded the 5% threshold immediately after their acquisition. Therefore, the Registrant was in compliance with the RIC diversification test as of December 31, 2022.

3.	Staff Comment: Diversified Fund: The Registrant states in its Annual Report that it is a “diversified fund”. Please explain how the Registrant is operating as a “diversified fund” in light of the holdings included in the portfolio.

Response: The Registrant respectfully advises the Staff that, despite the disclosure included in the Annual Report, the Registrant does not operate as a “diversified fund” as defined in the Investment Company Act of 1940, as amended. While the Registrant was operating as a diversified fund when it made its BDC election in 2001, the Registrant’s definitive proxy statement filed with the SEC on June 8, 2001 disclosed the following:

“The [Registrant] will continue to invest in assets as described above, but [it] is likely that it will no longer maintain a policy of diversifying its investments in accordance with the diversification formulas applicable to diversified investment companies or of avoiding concentration of over 25% of its total assets in any particular industry”,

The Registrant has ceased operating as a diversified fund. However, due to an inadvertent error, the Registrant did not update its public disclosure in certain instances, including in the Annual Report. The Registrant undertakes to update all future disclosures to reflect that it is operating as a non-diversified investment company.

4.	Staff Comment: Fees and Expenses Table (Page 33 of the Annual Report): Approximately 7% of the Registrant’s portfolio consists of other business development company stocks. Please explain if the Acquired Funds Fees and Expenses (AFFE) for such other business development company stocks are reflected in the fees and expenses table set forth on Page 33 of the Annual Report.

Response: The Registrant omitted the Acquired Funds Fees and Expenses (“AFFE”) from the fees and expenses table in the Annual Report, but determined that the applicable AFFE percentage would have been 0.56% for 2022.

5.	Staff Comment: Example of Total Cumulative Expenses (Page 34 of the Annual Report): Please re-compute and confirm the calculations in the referenced table for the 1 year, 3 years, 5 years and 10 years expense projections.

Response: The Registrant has recomputed the calculations in the referenced table in the Annual Report with respect to the 1 year, 3 years, 5 years, and 10 years expense projections as provided below. The Registrant confirms that the calculations specified in the Annual Report are accurate based on the following assumptions: (1) the base management fee to be paid by the Registrant increases in proportion to the 5% increase in net assets, and (2) all other expenses of the Registrant remain the same.

	1 year	3 years	5 years	10 years
Expenses on $1,000 investment (assuming 5% return)	$104	$301	$480	$856

Net assets end of period (5% annual growth)	$60,607,386	$66,819,643	$73,668,656	$94,021,948
Average net assets during investment period	$59,164,353	$62,270,482	$65,694,988	$75,871,634

Management fees estimate (1.9% of average net assets)	1,086,000	1,180,913	1,245,856	1,438,848
Incentive fees expense (assumed to remain same)	332,000	332,000	332,000	332,000
Interest expense (assumed to remain same)	1,028,500	1,028,500	1,028,500	1,028,500
Operating expense (assumed to remain same)	3,698,833	3,698,833	3,698,833	3,698,833
Budgeted total expense	$6,145,333	$6,240,246	$6,305,189	$6,498,181

Budgeted expense per $1,000 invested	$104	$301	$480	$856

6.	Staff Comment: Blocker Corporations (Page 2 of the Annual Report): Please explain (i) why the Registrant holds certain equity investments through wholly owned blocker corporations (“Blocker Corps”), (ii) why the Registrant believes that the use of Blocker Corps help facilitates its compliance with the RIC qualification rules and requirements and (iii) which conditions(s) for RIC qualification is being facilitated through the use of the Blocker Corps.

Response: The Registrant respectively submits that the primary reason for its use of Blocker Corps is to permit the Registrant to hold certain equity investments in portfolio companies that are organized as limited liability companies (“LLCs”) (or other forms of pass-through entities) in a manner that allows the Registrant to satisfy the requirement under Section 851(b)(2) of the Internal Revenue Code of 1986 that at least 90% of its gross income for U.S. federal income tax purposes must consist of qualifying investment income.

The Registrant believes that the use of Blocker Corps facilitates compliance with the 90% gross income test (as specified in Section 851(b)(2) of the Internal Revenue Code of 1986) by allowing income from the Registrant’s non-qualifying LLC equity investments to be taxed at corporate tax rates at the blocker corporation level, which after-tax income can then be distributed as dividend income to the Registrant in a manner that would be qualifying income to the Registrant (which is a RIC).

7.	Staff Comment: Blocker Corporation Expenses: If the Registrant incurs any fees and expenses at the blocker corporation level, please explain how these fees and expenses are reflected on the Registrant’s Statement of Operations and in the Fees and Expenses Table.

Response: The Registrant files its financial reports on a consolidated basis, as indicated in its Annual Report. These subsidiaries are consolidated using United States generally accepted accounting principles (“GAAP”) for financial reporting purposes. Any fees and expenses incurred at the blocker corporation level are included on the applicable line item of the Registrant’s Statement of Operations. Such fees and expenses are also included in the “Other expenses” line item on the Registrant’s fees and expenses table.

8.	Staff Comment: Schedule of Portfolio Investments: With respect to the Registrant’s Consolidated Schedule of Portfolio Investments, any investment that is a non-qualifying asset should be labeled as such and also include a footnote explaining the significance of an investment being classified as non-qualifying asset.

Response: The Registrant acknowledges the Staff’s comment and will identify any investment that is a non-qualifying asset on its Schedule of Portfolio Investments in its next Annual Report on Form 10-K. The Registrant will also include a footnote explaining why each investment that is a non-qualifying asset is considered to be a non-qualifying asset and the significance of an investment being classified as a non-qualifying asset.

9.	Staff Comment: Portfolio Valuation (Page 63 of the Annual Report): Please provide an explanation of any significant fluctuations in the valuation of any portfolio holdings between December 30, 2021 and December 31, 2022.

Response: The Registrant summarizes its overall valuation methodologies in the Annual Report as part of its schedule of significant unobservable inputs, which is used to determine the fair value of the Registrant’s Level 3 portfolio holdings. A majority of the Registrant’s investments are made in smaller, middle market businesses, and, as a result, the Registrant may use various industry and economic data sources as well as other financial and non-financial information provided to the Registrant by the management of each portfolio company in determining fair value at the end of each period.

During calendar year 2022, the Annual Report included a schedule that detailed a ($5.9 million) net change in unrealized appreciation or depreciation of investments. Included in this schedule were portfolio company investments for which we recorded $6.8 million in increases to the unrealized portfolio valuation and approximately $12.7 million in decreases to the unrealized portfolio valuation. Of these portfolio company investments, one or more of the Registrant’s portfolio companies had reported market acceptance of its product and services, which resulted in a demonstrated growth in revenues and formed the basis of the valuation change in accordance with ASC Topic 820. This schedule also included several portfolio companies in which we sold our investment, with the valuation for those portfolio company investments reflecting prior valuation changes. The Registrant’s fundamental valuation policy relies upon a market-based approach, and it considers factors such as the valuation at which a portfolio company sells new equity securities to a new investor; the favorable or unfavorable trends in the portfolio company’s historical financial statements; current industry multiples in the respective industry sector for the portfolio company; and also public company comparisons when available.

10.	Staff Comment: Schedule of Portfolio Investments: In the Registrant’s future SEC filings, any Level 3 investments held by the Registrant should be identified with a tick mark identifying such investment as a Level 3 investment.

Response: The Registrant acknowledges the Staff’s comment, and on a go forward basis, will identify any Level 3 investments with a tick mark on its Consolidated Schedule of Portfolio Investments.

11.	Staff Comment: Note 1 Summary of Significant Accounting Policies (Page 78 of the Annual Report): As part of the Registrant’s Summary of Significant Accounting Policies in future SEC filings, please specify that the Registrant is an investment company and follows the investment company reporting guidance in Financial Accounting Standards Board ASC Topic 946, Financial Services – Investment Companies.

Response: The Registrant acknowledges the Staff’s comment, and on a go forward basis, will disclose that the Registrant is an investment company and follows the investment company reporting guidance in Financial Account Standards Board ASC Topic 946 in its Summary of Significant Accounting Policies footnote.

12.	Staff Comment: Valuations: The Staff notes that 65% of the Registrant’s investments are valued at cost. Please confirm that a market-based approach is being utilized by the Registrant and, in connection therewith, please describe how the Registrant is complying with the guidance set forth in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”).

Response: The Registrant acknowledges the Staff’s comment and respectively submits that, for its portfolio company investments valued at cost, the cost of such investment does accurately represent the fair value. The Registrant’s external investment advisor and Board of Directors review the valuation for each portfolio company on a quarterly basis in accordance with guidance set forth in ASC Topic 820, Fair Value Measurement and Disclosures to determine the fair value of each portfolio investment, including by using a market-based approach.

13.	Staff Comment: Valuation of Publicly Traded Securities: The Staff notes that the Registrant’s publicly traded securities are currently valued using the average of the last three trading days of each measurement period. Pursuant to ASC Topic 820, these securities should be valued as of the last trading day of the measurement period.

Response: The Registrant acknowledges the Staff’s comment and, beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, will value its publicly traded securities as of the last trading day of the measurement period as prescribed in ASC Topic 820.

14.	Staff Comment: Valuation of Publicly Traded Securities: Why are the Registrant’s publicly traded securities classified as a Level 1 Investments if they are not valued as of the last trading day of the measurement period?

Response: The Registrant acknowledges the Staff’s comment and on a go forward basis will value its publicly traded securities as of the last trading day of the measurement period.

15.	Staff Comment: Note 2. Investments (Page 83 of the Annual Report): The guidance set forth in ASC Topic 820 provides for three valuation approaches: Market approach, Cost approach and Income approach. The Registrant identifies in Note 2 of the Annual Report that it uses the Asset approach. How is use of the Asset approach consistent with the requirements set forth in ASC Topic 820?

Response: The Registrant uses the guidance set forth in ASC Topic 820, which summarizes three investment approaches in valuing portfolio companies: the Market approach, the Income approach and the Cost approach.

The Cost approach, under ASC Topic 820, reflects the amount that would be required currently to replace the service capacity of an asset; and the Registrant had referred to this in its Annual Report as the “asset approach”. The Registrant also disclosed in its related Level 3 valuation footnote in the Annual Report that it did not value any such securities utilizing this “Cost/Asset” approach during the reporting period. The Registrant will update its valuation policies and Level 3 valuation approach in its future SEC filings to be consistent with the ASC Topic 820 definitions, and more properly define this as the cost approach.

16.	Staff Comment: Note 1. Summary of Significant Accounting Policies: Revenue Recognition – Dividend Income (Page 81 of the Annual Report): Please specify what date is used by the Registrant for purposes of accruing dividends for the publicly traded stocks included as part of the Registrant’s portfolio.

Response: The Registrant intends to use the ex-dividend date for the purpose of accruing dividends received from its publicly traded portfolio companies. Beginning with its Annual Report on Form 10-K for the year ended December 31, 2023, the Registrant will identify usage of the ex-dividend date in its Summary of Significant Accounting Policies footnote.

17.	Staff Comment: Senior Secured Revolving Credit Facility Note (Page 94 of the Annual Report): Pursuant to Rule 6-07.3 of Regulation S-X, the Registrant is required to provide the average dollar amount of borrowings and average rate of interest with respect to the Registrant’s credit facility for each of the fiscal years included in the statement of operations set forth in the filing (i.e. three year period).

Response: The Registrant acknowledges the Staff’s comment, and on a go forward basis, will disclose the average dollar amount of borrowings and average rate of interest with respect to the Registrant’s credit facility to comply with Rule 6-07.3 of Regulation S-X.

If you have any concerns regarding the above responses, please contact me at 716-853-0802. Thank you for your assistance in this matter.

Respectfully,

/s/ Margaret W. Brechtel

Margaret W. Brechtel

Chief Financial Officer